GT BIOPHARMA, INC.
9350 Wilshire Blvd.
Suite 203
Beverly Hills, CA 90212
February 8, 2021

Via EDGAR Submission
United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549 Attention: Tim Buchmiller
Re:
GT Biopharma, Inc.
Registration Statement on Form S-1
CIK No. 0000109657
SEC Registration No. 333-251311

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-251311) (the “Registration Statement”) of GT Biopharma, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on February 10, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & McKenzie LLP by calling Roger Bivans at (214) 978-3095.

Thank you for your assistance with this matter.

Very truly yours,
/s/ Michael Handelman
Michael Handelman
Chief Financial Officer
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